Date April 29, 2016

John Reynolds Securities and Exchange Commission

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Deseo Swimwear Inc Registration Statement on Form S-1. Filed March 28, 2016 File No. 333-210419

In response to your letter dated April 22, 2016, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Deseo Swimwear Inc. (the "Company"). Amendment No.1 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff's comments. For your convenience, we have reproduced below the comments contained in the Staff's April 22, 2016 letter in italicized text immediately before our response.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The offering is being conducted on a self-underwritten, best efforts basis, which means our President and Chief Executive Officer, Suzanne Cope, will attempt to sell the shares. There has been no written communications as defined in Rule 405 of the Securities Act that we or anyone authorized to do so on our behalf to present to potential investors, in reliance on Section 5(d) of the Securities Act. This prospectus will permit our President and Chief Executive Officer to sell the shares directly to the public, with no commission or other remuneration payable to her for any shares she may sell. Mr. Cope will sell the shares and intends to offer them to friends, family members and business acquaintances. In offering the securities on our behalf, she will rely on the safe harbor from broker-dealer registration set out in Rule 314-1 under the Securities and Exchange Act of 1934.

Facing page

2.

We note your reference that the registration fee was calculated pursuant to Rule 457(o). Please revise to indicate how the fee was calculated for the selling shareholders offering under Rule 457(a) because the company must register the number of securities offered in the selling shareholder offering not the dollar amount of the offering.

Response:

We have deleted reference to Rule 457(o) and we have calculated the registered on the number of securities offered in accordance with your recommendations.

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Cover Page

3.	Please provide the dealer prospectus delivery obligation legend required by Item 502(b) of Regulation S-K on the outside back cover page of your prospectus or advise us why the legend is not required.

Response;

We have revised the outside back cover page of our prospectus in accordance with your recommendation and have added the dealer prospectus delivery.

Table of Contents, page 5.

4.

Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of the 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please revise to either (1) delete any reference to the Litigation Reform Act or (2) make clear, each time you refer to the Litigation Reform Act, that the save harbor does not apply to initial public offerings.

Response:

As per your recommendation we have deleted any reference to the Litigation Reform Act on page 5.

Description of Business, p. 18

5.

We note that you indicate that your swimwear will be manufactured in the Dominican Republic and the United States. You indicate in your risk factors section that your swimwear will be manufactured in the Dominican Republic and India. Please revise as appropriate.

Response:

We have revised our Disclosure to delete reference to India and indicate that our swimwear will be manufactured in the Dominican Republic and the United States.

6.	We note you attribute a number of statements to Marshall Cohen with the NPD Group in the "Swimwear Market in General" section. Please revise to cite the source of this information.

Response:

We have revised our disclosure to cite source information for Marshal Cohen and NPD Group.

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7.	Please revise to address the company's competitive position in the industry and the principal methods of competition.

Response:

We have revised our disclosure in "Description of Business", on page 18 to address the company's competitive position in the industry and the principal methods of competition.

8.

Please provide additional information on your distribution methods. Specifically, please disclose whether you intend to sell directly to consumers through your website and if you will sell internationally. See Item 101(h)(4)(ii) of Regulation S-K.

Response:

We have revised our disclosure in "Description of Business", on page 18 to provide additional information on distribution methods and to clarify we to do not intend to sell directly to consumers, but rather distribute our product through boutique retailers and niche on-line stores.

Plan of Operations, p. 22

9.	Please disclose in your plan of operations the significant milestones and approximate timeframe to the point of generating revenues.

Response:

We have revised our disclosure in Plan of Operations, p. 22 to identify significant milestones and approximate timeframe to the point of generating revenues.

10.

We note your disclosure that you intend to attend two swimwear trade shows during the "next twelve month period." On page 19, you stated "during the next twelve months" you expect to attend the two swimwear tradeshows. Please clarify to state whether you expect to attend the 2016 tradeshows or the 2017 tradeshows, as your first tradeshow.

Response:

We have amended our disclosure to indicate we will attend the 2017 tradeshows.

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Liquidity, page 23

11.	Please revise to indicate the amount of working capital as of December 31, 2015.

Response:

We respectfully do not believe your comments apply to our facts and do not believe an amendment is appropriate as we disclosed our working capital on page 24 as a continuation of Liquidity and Capital Resources from page 23. The disclosure was as follows:

"Liquidity and Capital Resources"

"Our auditors have issued a "going concern" opinion, meaning that there is substantial doubt if we can continue as an on-going business for the next twelve months unless we obtain additional capital. No substantial revenues are anticipated until we have implemented our plan of operations. With the exception of cash advances from our sole Officer and Director, our only source for cash at this time is investments by others in this offering.

Deseo Swimwear, Inc. has no substantial revenues anticipated for the next twelve months. Ms. Suzanne Cope has advanced to the Company $11,899 comprised of $11,000 from the sale of founders stock and $899 in loans. The founders stock is priced at $0.001 and Ms. Cope has 11,000,000 shares and is the holder of the majority of our common stock. The Company's sole officer and director Ms. Cope has indicated that she will be willing to provide a maximum of $30,000, required to fund the offering expenses and maintain the reporting status, in the form of a non-secured loan for the next twelve months as the expenses are incurred if no other proceeds obtained by the Company. However, there is no contract or written agreement in place. As of December 31, 2015, the Company had $17,708 in cash."

Directors, Executive Officers, Promoters and Control Persons, page 24

12.

We note your disclosure concerning involvement in certain legal proceedings during the past five years. Please revise your disclosure to reflect involvement in certain legal proceedings during the past ten years. Refer to Item 401(f) of Regulation S-K.

Response:

We have revised our disclosure to reflect involvement in certain legal proceeding during the past 10 years.

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Certain Relationships and Related Transactions, page 27

13.

Please revise your introductory paragraph to clarify that the transactions covered are transactions that exceed one percent of the company's total assets as of December 31, 2015. See Item 404(d) of Regulation S-K.

Response:

We have revised our disclosure on page 27 as per your recommendation that the transactions covered are transactions that exceed one percent of the company's total assets as of December 31, 2015.

14.

We note that the Balance Sheet indicates there is a liability due to a related party of $881 as of December 31, 2015. Please revise to provide the disclosure required by Item 404(a) regarding that transaction or advise us why the disclosure is not required.

Response:

We have revised our disclosure as required by Item 404(a) regarding a related party (President of Company, Suzanne Cope) transaction of $881 as of December 31, 2015.

15.	Please revise to address the disclosure required by Item 404(c) of Regulation S-K.

Response:

We have revised our disclosure as required by Item 404(c) of Regulation S-K to clarify what the $881 were used for. The funds advanced by the President of the Company were used to incorporate the Company in the State of Nevada on April 20, 2016.

Exhibits

16.	Please revise the Befumo & Schaeffer PLLC legality opinion to consent to the reference to the firm in the registration statement.

Response:

We have filed a revised legal opinion letter.

Sincerely,

/s/ Suzanne Cope

Chief Executive Officer

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